EXHIBIT 99.8
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Panguna parties sign Memorandum of Understanding to address mine impacts
19 November 2024
MELBOURNE, Australia--(BUSINESS WIRE)-- Rio Tinto, Bougainville Copper Limited and the
Autonomous Bougainville Government (ABG) have signed a Memorandum of Understanding (MoU) to form a Roundtable to address the findings of the Panguna Mine Legacy Impact Assessment (PMLIA).
The independent PMLIA is based on two years of data collection overseen by an Oversight Committee that includes representatives from local communities and both Government of Papua New Guinea and
ABG officials. Engineering firm Tetra Tech Coffey, which conducted the study and reported to an independent secretariat, presented the findings to Panguna communities in October 2024. The PMLIA
Report is expected to be published later this month.
Under the MoU, the Roundtable parties will work together, consult with impacted communities, and establish a process to agree on how to remedy actual and potential impacts identified in the PMLIA.
It is intended this will include establishing an effective remedy mechanism that is aligned with the
United Nations Guiding Principles on Business and Human Rights.
In parallel, the Roundtable parties will continue with work on ageing infrastructure and other priorities already identified through the PMLIA process.
President of Bougainville Ishmael Toroama said: “The PMLIA has been an important initiative for the
ABG and for impacted communities. Rio Tinto and BCL should be commended for stepping up and supporting the assessment, as well as the clan representatives on the Oversight Committee who have been a vital bridge to their communities throughout the process.
“We are now looking beyond these results to working in concert with the MoU partners to address the legacy environmental impacts.”
BCL Chairman Sir Mel Togolo said: “This is a positive step forward for the communities in the assessment area. Building better understanding to help address the legacy issues is very important and a key focus of the assessment.
“There is a lot to be done and cooperation between the parties is an essential element of success. We look forward to coordinating with the MoU parties and impacted communities on priorities and next steps.”
Rio Tinto Chief Executive, Australia, Kellie Parker said: “Our focus in Bougainville is on meaningful engagement and long-term solutions. Since 2021, we've committed to the independent Legacy Impact
Assessment process with local stakeholders, which for the first time in decades will provide objective data on environmental and associated human rights impacts from the Panguna mine since it ceased operations due to civil war.
“We will work with the Roundtable parties and consult with local communities on a response plan to address identified impacts. Rio Tinto’s support for this MoU reinforces our genuine commitment to working respectfully and collaboratively on this important issue."
Further information
The independent assessment of the legacy impacts of the Panguna Mine on Bougainville commenced in 2022.
The Legacy Impact Assessment’s objective is to identify and assess the actual and potential environmental impacts caused by the Panguna mine since mining ceased in 1989. It will also identify and assess the social and human rights impacts that are directly connected to these environmental impacts and develop recommendations to address or mitigate these impacts.
The independent assessment was overseen by an Oversight Committee that included representatives from local communities, the Government of Papua New Guinea, the Autonomous Bougainville
Government, Bougainville Copper Limited, Rio Tinto and the Human Rights Law Centre.
In August 2024, Rio Tinto, ABG and BCL signed a Memorandum of Understanding to address concerns around future risks of ageing infrastructure as identified by Tetra Tech Coffey. The primary objectives are to mitigate potential hazards and improve community safety. To achieve these goals, the parties have scheduled work on these structures to begin in the fourth quarter of 2024.
In conjunction with the Legacy Impact Assessment and efforts to address ageing infrastructure, Rio
Tinto is supporting a water and sanitation project in Central Bougainville, in cooperation with the
Autonomous Bougainville Government.
View source version on businesswire.com: https://www.businesswire.com/news/
home/20241118846247/en/
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